UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

XL Fleet Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

9837FR 100

(CUSIP Number)

Thomas J. Hynes, III

c/o XL Fleet Corp.

145 Newton Street

Boston, MA 02135

(626) 350-0537

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Jeffrey Schultz, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C.

One Financial Center

Boston, Massachusetts 02111

December 21, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 9837FR 100	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSON Thomas J. Hynes, III I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF1
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,371,683[2]
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 7,371,683[2]
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,371,683[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%[3]
14	TYPE OF REPORTING PERSON IN

[1]

Mr. Hynes received 6,181,461 shares of XL Fleet Corp., a Delaware corporation (the “Issuer”), in connection with the Agreement and Plan of Reorganization, dated as of September 17, 2020, by and among Pivotal Investment Corporation II (“Pivotal”), PIC II Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Pivotal (“Merger Sub”), and XL Hybrids, Inc. (“Legacy XL”), pursuant to which Merger Sub merged with and into Legacy XL (the “Merger”), with Legacy XL surviving as a wholly-owned subsidiary of Pivotal (which subsequently changed its name to “XL Fleet Corp.”).

[2]	Consists of (i) 6,181,461 shares of Common Stock of the Issuer held of record by Mr. Hynes and (ii) 1,190,222 shares of Common Stock of the Issuer issuable to Mr. Hynes upon the exercise of options.
[3]	Calculated based on 129,996,978 shares of Common Stock of the Issuer outstanding as of December 21, 2020.

CUSIP NO. 9837FR 100	13D	Page 3 of 5 Pages

Item 1.	Security and Issuer.

This Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of XL Fleet Corp., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 145 Newton Street, Boston MA 02135.

Item 2.	Identity and Background.

(a) This Statement is being filed by Thomas J. Hynes, III (the “Reporting Person”).

(b) The business address of the Reporting Person is c/o XL Fleet Corp., 145 Newton Street, Boston, MA 02135.

(c) The Reporting Person serves as President of the Issuer.

(d)–(e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

6,181,461 of the Reporting Person’s shares were issued in exchange for his 8,163,690 shares of XL Hybrids, Inc. (“Legacy XL”) pursuant to the Agreement and Plan of Reorganization, dated as of September 17, 2020, by and among Pivotal Investment Corp. II (“Pivotal”), Legacy XL and PIC II Merger Sub Corp., a wholly-owned subsidiary of Pivotal (“Merger Sub”), pursuant to which Merger Sub merged with and into Legacy XL (the “Merger”), with Legacy XL surviving the merger as a wholly-owned subsidiary of Pivotal (which subsequently changed its name to “XL Fleet Corp.”).

1,190,222 shares issuable upon the exercise of the Reporting Person’s options were granted in connection with the Merger in exchange for options to purchase 1,571,896 shares of XL Hybrids, Inc.

Reporting Person is deemed to beneficially own 7,371,683 shares of Common Stock of the Issuer as reflected in this Schedule 13D. The consideration used to acquire beneficial ownership of the shares of Common Stock of the Issuer consisted solely of personal funds. Reporting Person acquired the shares in connection with the Merger.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference.

The Reporting Person holds the shares of Common Stock reported in this Statement for general investment purposes. The Reporting Person may, from time to time, acquire additional, or dispose of, shares of Common Stock or other securities of the Issuer, in the Reporting Person’s capacity as President of the Issuer, or engage in discussions with the Issuer concerning investments in the Issuer. The Reporting Person intends to review his ownership of Common Stock on a continuing basis and, depending upon the price and availability of shares of Common Stock of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the him, general stock market and economic conditions, tax considerations and other factors considered relevant, the Reporting Person may decide at any time to increase or to decrease the size of his holdings of the Issuer’s securities.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof the Reporting Persons beneficially own 7,371,683 shares of Common Stock of the Issuer, representing 5.7% of all of the outstanding shares of Common Stock of the Issuer.

The percentage set forth in this Item 5(a) is based on 129,996,978 shares of Common Stock outstanding as of December 21, 2020.

(b) The Reporting Person may be deemed to hold sole voting and dispositive power over his 6,181,461 shares of Common Stock of the Issuer.

CUSIP NO. 9837FR 100	13D	Page 4 of 5 Pages

(c) Except as otherwise set forth in this Statement, no transactions in the shares of Common Stock of the Issuer have been effected by either Reporting Person in the last sixty (60) days.

(d) To the best knowledge of Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 6,181,461 shares of Common Stock reported in Item 5(a).

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information furnished in Item 3 is incorporated into this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2020	/s/ Thomas J. Hynes, III
Thomas J. Hynes, III